

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2010

Kristian Andresen, President
Respect Your Universe, Inc.
6533 Octave Avenue
Las Vegas, NV 89139

> Re: **Respect Your Universe, Inc.**
> **Amendment No. 4 for Registration Statement on Form S-1**
> **File No.: 333-166171**
> **Filed on October 19, 2010**

Dear Mr. Andresen:

We have reviewed your amendment and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that your response to comment one of our letter dated October 1, 2010, and we reissue it in part. Please revise to clarify your disclosure on page 20 to indicate what you mean by Mr. Andresen "supervises" Exit 21 and "authorizes" any expenditures. Please discuss the role and activities of your board and officers, as it relates to your relationship with Exit 21. As non-exclusive examples, it is unclear what your officers' roles would be for evaluating the design chosen or developed by Exit 21 or in establishing your marketing or distribution plans.

Description of Business, page 14

2.   We note your response to comment four of our letter dated October 1, 2010, and we reissue it in part. Please revise to clarify the nature of your discount. As noted in our prior letter, it appears that your average revenue per prototype piece was only $5. Thus, it appears that your prototypes were sold at substantial discount to the retail prices you

disclose on page 15. Further, please revise to clearly disclose whether your pricing structure or strategy will involve similar discounts to customers or distributors and the effect of such discounts to your business plan.

3.   We note your response to comment six of our letter dated October 1, 2010, and we reissue it in part. Please revise to provide disclosure on your estimated expenditures and numbers of sponsorship you intend to provide in the next 12 months. Further, in light of your disclosure that your fighter sponsorships are on a one time, verbal basis, please remove the photographs as you do not have an ongoing relationship with the fighters. Lastly, to the extent you have any ongoing verbal agreements with any fighters for sponsorships, disclose the material terms of those verbal agreement.

4.   We note your response to comment nine of our letter dated October 1, 2010, and we reissue the comment in part. Please revise this section and your fifth risk factor on page eight to clearly whether you are in default of your consulting agreement with Exit 21. Further, please revise your risk factor on page eight to discuss the consequences should Exit 21 demand immediate payment of the amounts owed to them. For example, please clarify if it would make you insolvent. Lastly, revise the risk factor subheading to make it clear, if you are in default. If not, revise the risk factor subheading to make it clear that the amounts owed are past due.

Liquidity and Capital Resources, page 48

5.   We note your response to comment 11of our letter dated October 1, 2010 and we reissue it in part. Please clarify the following:

- Please provide us the basis for your belief that your gross revenues will be $100,000 in Stage 1, $1.5 million in Stage 2, and $8 million in Stage 3. Given the development stage of the company and the need for substantial additional funds to actually implement your business plan, there does not appear to be a basis for the projections.

- In Stage 1, you indicate you need to raise $1.65 million, but later disclose you need to raise $1.5 million. Please reconcile. Also, given that you need to raise this money by November 2010, please disclose how you plan to raise this money by the end of the month.

- Please indicate how your fees to Exit 21 are allocated for Stages 2 and 3.

- For Stage 3, you indicate that your Business Operations consist of "operations …" and "product warehousing …," but it is unclear what your "operations" expense consists of and which categories of expenditures the items fall under.

6.   Please disclose all material terms of the loan agreement.

You may contact Steve Lo (202) 551-3394 or David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

Fax: 702-562-9791